Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 1800, 555 Burrard Street Vancouver, British Columbia, V7X 1M9

Item 2.	Date of Material Change
January 16, 2014

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on January 16, 2014 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On January 16, 2014, New Gold announced the results of the Rainy River feasibility study.

Item 5.	Full Description of Material Change See press release attached as Schedule A.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Lisa Damiani, Vice President, General Counsel and Corporate Secretary
(416) 324-6011

Item 9.	Date of Report
January 22, 2014

SCHEDULE A

Exhibit 99.1

New Gold Announces its Rainy River Feasibility Study Results
325,000 Ounces of Annual Gold Production at Low Costs during First Nine Years

(All figures are in US dollars unless otherwise indicated)

January 16, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces the results of its Feasibility Study for the Rainy River project (“Rainy River” or the “Project”) in Ontario, Canada. The company successfully completed the acquisition of Rainy River Resources Ltd. (“Rainy River Resources”) on October 16, 2013. Through the second half of 2013, New Gold’s development team worked with third party consultants to complete its Feasibility Study for the Project. The purpose was to ensure that the key inputs and assumptions used for Rainy River were consistent with those used for New Gold’s other projects and operations. This Feasibility Study builds upon the study completed and filed by Rainy River Resources on May 24, 2013.

Feasibility Study Highlights
•	First nine years – average annual gold production of 325,000 ounces at total cash costs(1) of $613 per ounce and all-in sustaining costs(2) of $736 per ounce
	o	First nine years – average mill head grade of 1.44 grams per tonne gold
•	Life-of-mine gold and silver production of 3.4 million ounces and 6.0 million ounces at total cash costs(1) of $663 per ounce and all-in sustaining costs(2) of $765 per ounce
•
Base case economics – at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ foreign exchange rate, Rainy River has a pre-tax 5% net present value (“NPV”) of $438 million, an internal rate of return (“IRR”) of 13.1% and a payback period of 5.4 years

•
Alternative case economics – at $1,600 per ounce gold, $26.00 per ounce silver and a parity US$/C$ foreign exchange rate, Rainy River has a pre-tax 5% NPV of $1.0 billion, an IRR of 21.1% and a payback period of 3.6 years

•	Development capital costs of $885 million inclusive of a $70 million contingency
•	Targeted commissioning in late 2016 with first year of full production in 2017
•
14-year mine life with direct processing of open pit and underground ore, at a rate of 21,000 tonnes per day (“tpd”), for first nine years and processing of a combination of stockpile and underground ore thereafter

“We are very pleased to have completed the Feasibility Study for our Rainy River project,” stated Randall Oliphant, Executive Chairman of New Gold. “The results of the study are entirely consistent with our expectations when we decided to acquire Rainy River Resources. The Project provides our company with an asset that meets all of our key criteria including: solid returns with strong leverage to higher gold prices, manageable capital costs, a robust, long-lived production base with continued regional exploration potential, below industry average costs, and located in a great mining jurisdiction.”

“The project team has done a great job advancing Rainy River to this stage,” added Robert Gallagher, President and Chief Executive Officer of New Gold. “In parallel with this Feasibility Study, the Environmental Assessment report has also been finalized and is scheduled to be released in the coming days for regulatory agency and stakeholder review. We look forward to progressing the Project further through 2014.”

Mineral Reserve and Resource Estimate

Mineral Resource
The Rainy River mineral resource, effective November 2, 2013, is reported in relation to a conceptual open pit shell at a gold cut-off of 0.30 grams per tonne for open pit resources and a gold cut-off value of 2.5 grams per tonne for underground resources. Globally, the deposit contains Measured and Indicated mineral resources suitable for direct processing, from mine to mill, of 106 million tonnes at 1.54 grams per tonne gold and 2.88 grams per tonne silver, representing 5.2 million ounces of gold and 9.8 million ounces of silver. In addition, the open pit Measured and Indicated mineral resources suitable for stockpiling and future processing total 71 million tonnes at 0.43 grams per tonne gold and 2.09 grams per tonne silver, representing 1.0 million ounces of gold and 4.8 million ounces of silver. A table summarizing the mineral resource, including key assumptions, is included at the conclusion of this news release in the section entitled Technical Information.

This mineral resource estimate has been completed by SRK Consulting (Canada) Inc. (“SRK”) in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and is reported in accordance with Canadian Securities Administrators’ NI 43-101 (as defined at the conclusion of this release). The mineral resource estimate is based upon a geologic block model that incorporates 382,182 individual assays from over 742,000 metres of core from 1,656 drill holes. Assay data density is sufficient to classify the mineral resource at the Measured and Indicated confidence levels as necessary to support the estimation of a mineral reserve. SRK has conducted a series of routine verifications to ensure the reliability of the quality assurance/quality control for the drill assay data supporting the Rainy River mineral resource. Through SRK’s independent review, it has been concluded that the field samples and assaying procedures meet industry best practices and that assay grades can be reasonably reproduced, indicating that the primary assay laboratories are sufficiently reliable for the resource estimation used in the Feasibility Study.

Mineral Reserve
A proposed mining production schedule was developed through the design of a combined open pit and underground mine within the mineral resource model. The Rainy River mineral reserve, which represents the portion of Measured and Indicated mineral resources included in the production schedule, has been diluted using an average of 4.0% additional tonnes containing 0.21 grams per tonne gold and 1.19 grams per tonne silver for the open pit and an average of 11.7% for the underground stoping, which includes dilution from both overbreak and backfill dilution. Including the development ore, the total underground dilution averages 8.3%. The open pit mineral reserve estimate has been completed by BBA Inc. and the underground mineral reserve estimate has been completed by AMC Mining Consultants (Canada) Ltd. The Rainy River mineral reserve is summarized in the following table.

Rainy River Mineral Reserve Estimate - Effective November 2, 2013	Tonnes (Kt)	Gold (g/t)	Silver (g/t)	Gold (Koz)	Silver (Koz)
Direct processing material					
Open Pit					
Proven	15,839	1.47	2.04	746	1,038
Probable	46,866	1.26	3.05	1,896	4,594
Underground					
Proven	--	--	--	--	--
Probable	4,187	4.96	10.31	668	1,388
Total direct processing material	**66,892**	**1.54**	**3.26**	**3,311**	**7,021**
Stockpile material					
Open Pit					
Proven	6,843	0.38	1.51	84	332
Probable	30,541	0.39	2.10	378	2,058
Total stockpile material	**37,384**	**0.38**	**1.99**	**462**	**2,390**
Direct processing and stockpile material					
Open Pit					
Proven	22,681	1.14	1.88	830	1,370
Probable	77,407	0.91	2.67	2,275	6,652
Total	100,088	0.96	2.49	3,105	8,022
Underground					
Proven	--	--	--	--	--
Probable	4,187	4.96	10.31	668	1,388
Total	4,187	4.96	10.31	668	1,388
Total Combined					
Proven	22,681	1.14	1.88	830	1,370
Probable	81,594	1.12	3.06	2,943	8,040
Total	**104,275**	**1.13**	**2.81**	**3,773**	**9,410**

Notes:

1. Open pit mineral reserves have been estimated using an optimized pit shell based on metal prices of $800 per ounce gold and $25 per ounce silver, a foreign exchange rate of CAD $1.05 to USD $1.00, gold recovery of 89.9% (non-CAP Zone) and 74.3% (CAP Zone) and a silver recovery of 67.1% (non-CAP Zone) and 69.6% (CAP Zone). The cut-off grade is based on a gold price of $1,200. Underground reserves have been estimated from mining shapes generated using a cut-off grade of 3.6 g/t gold-equivalent. Development material from stope access drives above a cut-off grade of 1.6 g/t gold-equivalent is also assumed to be sent to the mill for processing. Underground breakeven cut-off grade is calculated at 2.76 g/t gold-equivalent based on metal prices of $1,300 per ounce gold and $22 per ounce silver, a foreign exchange rate of CAD $1.05 to USD $1.00, gold recovery of 95% and a silver recovery of 75%.

2. Open pit reserves have been estimated using a dilution of 4% at 0.21 g/t Au and 1.19 g/t Ag, and Underground reserves have been estimated using an overall dilution of 8.3%, inclusive of both rock and backfill dilution. Open pit and underground reserves have been estimated using a mining recovery of 98% and 96.6%, respectively.

3. Open pit direct processing material is defined as mineralization likely to be mined and processed directly and above a variable cut-off grade ranging from 0.3-0.7 Au g/t.

4. Stockpile material includes all material within designed open pit between variable cut-offs described above in Note 3, as well as material within the CAP zone (code 600) that is suitable for stockpiling and future processing.

5. Mineral Reserves for the open pit are derived from the resource model effective November 2, 2013. Models for the underground reserves were derived from the August 2013 and September 2013 models for the main ODM zone and Intrepid Zone, respectively. Models were prepared by Dorota El-Rassi, P.Eng. (APEO #100012348) and Glen Cole, P.Geo. (APGO #1416), of SRK, both independent "Qualified Persons" as that term is defined in Canadian National Instrument 43-101. Rainy River's exploration program in Richardson Township is being supervised by Mark A. Petersen, (AIPG Certified Professional Geologist #10563), Vice President, Exploration for New Gold and a "Qualified Person" as defined in Canadian National Instrument 43-101. New Gold continues to implement a rigorous QA/QC program to ensure best practices in drill core sampling, analysis and data management.

6. Qualified persons - The open pit portion of the mineral reserve statement was prepared under the supervision of Patrice Live (OIQ #35991) of BBA, and the underground portion of the mineral reserve statement was prepared by Colm Keogh, P.Eng. (APEGBC #37433) of AMC Mining Consultants (Canada) Ltd., both independent "Qualified Persons" as that term is defined in Canadian National Instrument 43-101.

7. The mineral reserve estimate may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, and other relevant issues.

Mining Operations and Metallurgy

Conventional open pit mining has been chosen as the primary method to mine the Rainy River deposit given the proximity of mineralization to the surface. Deeper, higher grade portions of the deposit will be mined from underground. The open pit mining production schedule incorporates an elevated cut-off grade strategy during the first nine years of mining to increase the mill feed grade. Material below the elevated cut-off grade will be stockpiled for processing during the later years of the Project life. In addition, upon the start of production from the open pit, the development of the underground mine would commence with initial production from underground expected in 2018. The targeted mill throughput of 21,000 tpd will initially be sourced exclusively from the open pit and then, once in full production, the underground mine will contribute 1,500 tpd of ore, with the balance of the 19,500 tpd coming from the open pit.

Open Pit Operations
At full capacity, open pit mining operations would be carried out with an equipment fleet comprising: three 216 millimetre blast hole drills, one 29 cubic metre and two 26 cubic metre hydraulic shovels, one 18 cubic metre wheel loader and 22 – 220 tonne haul trucks. A 10 metre bench height has been selected for mining. The open pit mine would provide process plant feed starting at a nominal rate of 21,000 tpd, or 7.7 million tonnes per year, declining to 19,500 tpd, or 7.1 million tonnes per year, once the underground mine reaches its full production. Total annual mining of ore, waste and overburden would peak at 69 million tonnes. The operational stripping ratio, excluding waste and overburden stripping during the development phase, is 3.5:1.0.

Underground Operations
The underground mine will be accessed via a four kilometre decline from a surface portal located to the east of the open pit. The underground design supports the ultimate extraction of 1,500 tpd of ore by longitudinal longhole open stoping. The underground mineralization occurs in sub-vertical horizons varying in width from approximately three metres to 20 metres, with the weighted average width across the various zones being approximately eight metres. The various areas of underground mineralization provide for flexibility in the production schedule to recover higher grade material earlier in the mine life. Longitudinal longhole open stoping in each zone will proceed in a retreating pattern from the strike extent of ore to a common access point on all levels. Mining is scheduled to proceed upwards from the lowest level of the zone, or from an adopted sill elevation, with backfill providing the working platform for each successive lift. On average, stopes eight metres in width, 20 metres in length and 20 metres in height have been used for mine planning. At full capacity, ore handling from underground workings to surface will be accomplished through a fleet of four 7 cubic metre loaders and six 45 tonne haul trucks.

Metallurgy
The metallurgical evaluation was supported by an extensive grinding and extraction test program. Comminution tests were conducted on drill hole composites selected via geometallurgical methodology to ensure representative process plant feed, from both the open pit and underground, as well as to investigate the impact of variability in hardness on the crushing and grinding circuit design. The composites were derived from over 170 exploration drill holes and 13 dedicated large bore HQ/PQ drill holes. Mineralogical and diagnostic leach tests were conducted on approximately 120 composite samples. The test work determined the base flowsheet as well as the optimum leaching parameters. An additional 275 variability leach tests were then conducted on specific geometallurgically selected drill core composite samples to investigate the impact of the selected leaching parameters on the various ore zones throughout the deposit. Estimated process plant feed grade, recoveries and metal production from commercial production forward are summarized below.

Rainy River Feasibility Study Production Schedule
Production Years	Mill Feed (Mt)	Head Grade		Recovery		Average Annual Production
		Gold	Silver	Gold	Silver	Gold	Silver
		(g/t)	(g/t)	(%)	(%)	(Koz)	(Koz)
1 through 9	68.9	1.44	3.1	91.9	63.7	325	480
Life-of-mine	103.9	1.12	2.8	90.6	64.1	243	429
Note: Table excludes 0.4 Mt of material milled in the preproduction period.

Mineral Processing

The 21,000 tpd process plant would use conventional crushing, grinding, leaching, carbon-in-pulp (“CIP”) and gold recovery technology to produce gold-silver doré. The overall design utilizes a simple and conventional flowsheet.

Run-of-mine material will be crushed to 165 millimetres in the gyratory crusher and subsequently conveyed and ground in the SAG mill in closed circuit with a scalping screen and a pebble crusher. Undersize from the scalping screen will be combined with the ball mill discharge and pumped to a cyclone cluster. The underflow from the cyclone cluster will feed the ball mill. A portion of the ball mill discharge will be treated by a gravity circuit. The cyclone overflow will be thickened in a pre-leach thickener and pumped to the cyanide leaching circuit, which is designed for approximately 30 hours retention time. The discharge from the leach circuit will flow by gravity to a CIP circuit where the leached gold will be adsorbed onto carbon. Loaded carbon will be sent to the carbon stripping circuit where the gold and silver will be recovered as sludge in electrowinning cells then filtered, dried and smelted into doré bars.

The tailings from the CIP circuit will be sent to the cyanide destruction circuit and then discharged into the tailings storage facility.

Key process equipment would consist of:
•	A 1,371 x 1,950 millimetre (54" x 75") gyratory crusher
•	A SAG/ball mill/crusher grinding circuit:
	o	One 11.0 x 6.1 metre diameter (36' x 20') 15-Megawatt SAG mill
	o	One 7.9 x 12.3 metre diameter (26' x 40.5') 15-Megawatt Ball mill
	o	One 448-Kilowatt pebble crusher
	o	One 45 metre diameter pre-leach thickener
•	Whole ore leaching and CIP circuit:
	o	Eight leach tanks of 18 metre diameter
	o	Seven 360 cubic metre capacity CIP tanks
	o	One 45 metre diameter pre-detox thickener

Project Capital Costs

The Project is located 50 kilometres northwest of Fort Frances, a town with a population of approximately 8,000 people, in northwestern Ontario. The Project benefits from its proximity to existing infrastructure. Hydroelectric power will be sourced through the construction of a new 17 kilometre transmission line that will connect the Project to a pre-existing 230 kV line that currently links Fort Frances and Kenora, Ontario, a small city with a population of approximately 15,000 people, located to the north of the Project.

The Rainy River project site is easily accessible by a network of all-weather roads that branch off the well-maintained Trans-Canada Highways 11 and 71. Access roads are serviced, allowing year-round access. The Canadian National Railway is located 21 km to the south of the Project and runs east-west.

During the initial development stage, the direct on-site personnel requirement peaks at approximately 450 people. As a result of the Project’s proximity to various towns, no camp facilities are envisioned during the construction or operational phase. The underground mine is scheduled to be developed once the open pit begins production. Development capital costs related to the underground mine are included in the sustaining capital estimate.

The total estimated development capital cost for the Project is $885 million inclusive of a $70 million contingency. The estimated development capital cost is based on the fourth quarter 2013 capital environment. The development capital cost equates to $260 per recoverable gold ounce over the current reserve life of the Project. Total sustaining capital over the life of the Project is estimated to be $348 million, which includes $105 million related to the development of the underground mine. In total, the sustaining capital, including the development of the underground, is equivalent to an annual average of $102 per recoverable gold ounce over the current life of the Project.

Breakdown of Feasibility Study Project Development Capital Costs
Description	($ millions)

Direct Costs
Process facilities	297
Site development (Truck shop, Warehousing, Earthworks, etc.)	111
Open pit mine equipment	81
Overburden and waste stripping	80
Tailings and water management	48
Power line and roads	21
Total Direct Costs	638
Owner’s Costs and EPCM
Owner’s costs	76
Engineering, Procurement and Construction Management	48
Other Indirect Costs
Freight and logistics	13
Construction facilities and services	10
Spare parts and equipment	10
Other indirect costs	20
Total Indirect Costs	53
Total Owner’s Costs, EPCM and Indirect Costs	177
Subtotal	815
Contingency	70
Total Project Development Capital Costs	885

Breakdown of Feasibility Study Sustaining Capital Costs
Description	($ millions)
Open pit sustaining capital	111
Underground development capital (equipment, infrastructure, development)	105
Underground sustaining capital	132
Total Sustaining Capital Costs	348

Project Operating Costs
Rainy River’s combined open pit and underground operation delivers strong gold head grades which, when combined with the Project’s proximity to infrastructure and silver by-product revenue, results in Rainy River’s estimated total cash costs(1) and all-in sustaining costs(2) being well below today’s industry average.

After the start of commercial production, the Project’s mining costs are projected to be C$2.04 per tonne of material for the open pit and C$90.10 per tonne of material for the underground. Costs per tonne milled over the life-of-mine are summarized below.

Breakdown of Base Case Feasibility Study Operating Costs
Description	(C$ per tonne milled)	($ per gold ounce produced)
Open pit mining (overburden, waste, direct processing ore and stockpile)	9.22	373
Underground mining	3.63
Processing	9.25	268
General and administrative	1.54	45
Royalties	0.41	12
Refining and transport	0.14	4
Cash costs	24.19	702
Silver by-product sales at $22.00 per ounce silver	(1.34)	(39)
Total cash costs(1)	22.85	663
Sustaining capital	3.53	102
All-in sustaining costs(2)	26.38	765

The above base case cost estimates assume an electricity rate of C$0.065 per kilowatt hour and a diesel cost of C$0.95 per litre.

Economic Sensitivity Analysis

The summary below, showing a range of commodity price and foreign exchange scenarios, holds the above-noted electricity rate and diesel cost constant. The NPV figures are calculated to the beginning of 2015 when, assuming the receipt of necessary permits and approvals within expected timelines, construction would begin. For purposes of the calculations, any 2014 development expenditures are treated as undiscounted costs.

Summary of Feasibility Study Project Economics (Pre-tax)
Gold Price ($ per ounce)	Silver Price ($ per ounce)	US$/C$ exchange	5% NPV ($ millions)	IRR (%)	Payback Period (Years)
1,150	20.00	0.93	138	7.8	6.8
1,300	22.00	0.95	438	13.1	5.4
1,450	24.00	0.97	738	17.6	4.3
1,600	26.00	1.00	1,009	21.1	3.6

Using the base case assumptions as the foundation, other important sensitivities include:

•	Every $100 per ounce change in the life-of-mine gold price, where all other assumptions are held constant, results in an approximate $232 million change in pre-tax NPV and 3.7% change in pre-tax IRR
•	Every $0.05 change in the US$/C$ foreign exchange rate, where all other assumptions are held constant, results in an approximate $141 million change in pre-tax NPV and 2.8% change in pre-tax IRR
•	Every $50 million change in development capital costs, where all other assumptions are held constant, results in a $46 million change in pre-tax NPV and 1.3% change in pre-tax IRR

Tax Considerations

Part of New Gold’s growth strategy, including the successful acquisition of Rainy River Resources in 2013, has been to build its business in jurisdictions where it already has an established presence. One of the many benefits of this approach is that it enables the company to manage its business in a tax-efficient manner. In the case of Rainy River, New Gold plans to implement tax planning strategies that would allow it to realize tax synergies by utilizing a portion of the tax attributes that have been, and will continue to be, generated in the corporate entity holding the company’s portfolio of Canadian assets. Currently, the company’s primary objective is to maximize the cash flow generation of its New Afton Mine in Kamloops, British Columbia, with any remaining tax attributes planned to be used to maximize Rainy River’s future after-tax cash flow. As New Gold’s focus in such allocation will be maximizing the company’s overall profitability rather than that of any one operation or project, this will remain a dynamic process.

At the end of 2012, on a combined basis, the New Gold corporate entity had over $900 million in Canadian Exploration Expenditures, Canadian Development Expenditures and Class 41 capital cost allowance as well as over $100 million in net operating losses. These totals exclude those attributes specifically related to the Blackwater project. In addition, the company’s annual corporate administration expenses are approximately $30 million and its annual interest expenses are $52 million, both of which can be combined with the above-noted attributes to shelter taxable profits from one or both of New Afton and Rainy River going forward. New Gold intends to implement tax planning strategies that would allow it the flexibility to access the existing tax attributes of Rainy River Resources and utilize them in a manner which would maximize New Gold’s overall profitability.

For purposes of calculating the base case Rainy River after-tax economics, the company has assumed the Ontario Provincial and Federal taxes noted below as well as the distribution of the above-noted tax attributes as between Rainy River, New Afton and New Gold’s other operations in a manner that first maximizes New Afton’s life-of-mine cash flow generation based on the current New Afton mine plan.
•	10% Ontario provincial income tax on taxable income
	o	10% Ontario mining taxes on mining income
	o	2.7% Ontario corporate minimum tax
•	15% federal income taxes on taxable income

These assumptions result in the below after-tax economics for the Project.

Summary of Feasibility Study Project Economics (After-tax)
Gold Price ($ per ounce)	Silver Price ($ per ounce)	US$/C$ exchange	5% NPV ($ millions)	IRR (%)	Payback Period (Years)
1,150	20.00	0.93	100	7.1	6.8
1,300	22.00	0.95	314	11.3	5.5
1,450	24.00	0.97	520	14.9	4.4
1,600	26.00	1.00	706	17.8	3.8

2014 Feasibility Study Key Parameters

The results of the 2014 Rainy River Feasibility Study, including life-of-mine capital costs, average annual production and costs and project economics, are all consistent with those developed by New Gold in connection with its acquisition of Rainy River Resources in 2013. Additional detail on the key Project parameters, including changes in certain assumptions since Rainy River Resources’ May 2013 study, is provided below:

Life-of-mine capital costs
•	Increase in development capital costs primarily attributable to New Gold’s plan to purchase, rather than lease, equipment and more conservative assumptions on labour productivity and rates
•
Decrease in sustaining capital costs primarily attributable to above-noted plan to purchase equipment and reclassification of certain overburden and waste stripping costs from sustaining capital to operating costs

•
In Canadian dollar terms, the total life-of-mine capital costs, including development and sustaining capital for both the open pit and underground, have increased by 8% when compared to the May 2013 study, which has been offset by an 8% depreciation in the Canadian dollar from US$/C$0.99 at the time of the 2013 study results announcement to US$/C$0.91 today

Production
•	Increased underground mineral reserves, from inclusion of Intrepid zone, and updated mine planning has resulted in contribution from higher grade underground now reaching 1,500 tpd rate
•	Life-of-mine total underground gold production increased by 148,000 ounces
•
Life-of-mine total open pit gold production decreased by 391,000 ounces due to more conservative approach of using 10 x 10 x 10 metre blocks for modelling rather than the 5 x 5 x 5 metre blocks used previously

Operating Costs
•	Minimal 5% increase in open pit mining cost per tonne mined, despite above-noted overburden and waste stripping costs being reclassified as mine operating costs
•	Increase in underground mining cost per tonne resulting from updated mine planning and more conservative assumptions on productivity and rates
•	Increase in processing costs due to increased electricity rate assumption of C$0.065 per kilowatt hour
•	Lower all-in sustaining costs(2) during the first nine years as a result of the decrease in sustaining capital more than offsetting the increase in operating costs

Environment, Permitting and Corporate Social Responsibility

New Gold is an active member of the local community with offices in both Emo and Thunder Bay, Ontario that offer residents easily accessible locations to learn about the Rainy River project. The company has engaged the local communities, as well as local First Nations and Métis community members in its Project planning activities.

Environmental aspects have figured prominently in the development of the layouts and designs for the Rainy River project. Among other aspects, this includes consideration of the implications of design alternatives from an environmental management perspective, with a particular focus on mineral waste management, as well as the siting and location of facilities and infrastructure. From an environmental perspective, the Rainy River project is unique in that there are no lakes located within, or adjacent to, the Project. Based on multiple years of aquatics baseline investigations, with the exception of some limited baitfish harvesting, the area streams do not support a significant commercial or recreational fishery. There is considerable environmental baseline information currently available regarding the site and the surrounding area, compiled through extensive field investigations conducted over a four-year period. This information is being augmented as appropriate to support the progressing engineering design.

New Gold plans to operate the Project in accordance with the International Cyanide Management Code.

The Rainy River project is being reviewed through a coordinated Federal Environmental Assessment (“EA”) – Provincial Individual EA process. During the second and third quarters of 2013, the draft EA report was reviewed by local First Nations and Métis groups, Federal and Provincial regulatory agencies and other stakeholders. All comments received were addressed and a final EA report was submitted on December 3, 2013 for Federal conformity review. On December 12, 2013, the company was informed that the final EA report had successfully passed the Federal conformity review step. This milestone enables the company to move forward with the next step in the review process as planned. Consistent with the Project schedule, the final EA report is being issued to the Federal and Provincial agencies, the local First Nations and Métis groups and other stakeholders in the coming days to complete the second consultation engagement.

The objective of final reclamation for the Rainy River project is to return the site to a productive condition on completion of mining activities. A conceptual closure plan consistent with regulatory requirements was part of the draft EA report issued for review in 2013 and is also included in the final EA report. Consistent with the Ontario Mining Act requirements, the formal Mine Closure Plan document will be submitted later in 2014 for proposed filing concurrent with the decision on the Provincial Individual EA. As much as possible, reclamation will be completed progressively during operations, consistent with industry best practices.

Once in full operation, Rainy River is expected to create approximately 600 permanent jobs. The construction work force would be approximately 450 people. New Gold is committed to maximizing local employment and contracting opportunities. The company plans to work collaboratively with community partners to prepare local workers and establish programs for specific training where necessary.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to Rainy River’s expected future performance is “forward looking”. All statements in this news release, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release primarily relate to the results of the Rainy River Feasibility Study, and include, among others, statements with respect to: the economic and feasibility parameters of the Rainy River project, the cost and timing of development of the Project, expected capital costs, sustaining capital costs, production, cash costs and all-in sustaining costs; the expected mine life, scale, mining methods and plan, processing methods and rate, grades, recovery rates, stripping ratio, production and other attributes of the Rainy River project; the estimation of mineral reserves and resources; the timing for submission of the Rainy River Environmental Assessment report and receipt of permits; the timing of development of Rainy River in the future; and the expected pre- and after-tax NPV, IRR and payback period associated with the Rainy River project as well as the company’s plans with respect to tax planning and allocation of tax attributes.

All forward-looking statements in this news release are based on the opinions and estimates made as of the date such statements and are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Material assumptions regarding forward looking statements are discussed in this news release, where applicable, and will also be discussed in our Technical Report, which will be filed on SEDAR within 45 days of this news release. In addition to, and subject to, such specific assumptions, the forward-looking statements in this new release are subject to the following assumptions: (1) there being no signification disruptions affecting the development and operation of the project; (2) the exchange rate between the Canadian dollar and U.S. dollar being approximately consistent with current levels; (3) the availability of certain consumables and services and the prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (4) labour and materials costs increasing on a basis consistent with current expectations; (5) permitting and arrangements with First Nations and other Aboriginal groups being consistent with current expectations; (6) that all environmental approvals, required permits, licenses and authorizations will be obtained from the relevant governments and other relevant stakeholders within the expected timelines; (7) certain tax rates, including the allocation of certain tax attributes to the project; (8) the availability of financing for New Gold’s development activities; (9) the timelines for exploration and development activities on the project; and (10) assumptions made in mineral resource and reserve estimates, including geological interpretation grade, recovery rates, gold price assumption, and operational costs; and general business and economic conditions. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, without limitation: significant capital requirements and availability of capital resources to fund such requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada; taxation; changes to New Afton’s mine plan or profitability or to New Gold’s asset profile that might alter the allocation of tax attributes to Rainy River; controls, regulations and political or economic developments in Canada; the speculative nature of mineral exploration and development; risks associated with obtaining and maintaining the necessary licenses and permits and complying with permitting requirements, including, without limitation approval of the EA and receipt of all related permits, authorizations or other rights, including under the Endangered Species Act and Public Lands Act; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration activities; uncertainties inherent to mining economic studies such as the Feasibility Study for Rainy River, including the risk that the assumptions underlying the Feasibility Study and its economic parameters will not be realized; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal Groups; and uncertainties with respect to obtaining all necessary surface rights, land use rights and other tenure from the Crown and private landowners required for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the Rainy River project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Definition Standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, an AIPG Certified Professional Geologist under National Instrument 43-101 and officer of New Gold. A Technical Report to be prepared in accordance with Form 43-101F1 will be filed on SEDAR within 45 days of this news release. For further information with respect to the key assumptions, parameters and risks associated with the results of the Feasibility Study, the mineral reserve estimate and other technical information with respect to the Rainy River project, please refer to the Technical Report to be made available at www.sedar.com. The following qualified persons, as that term is defined in NI 43-101, have prepared or supervised the preparation of their relevant portions of the technical information in this news release and the related Technical Report to be filed:

•	Colin Hardie, P. Eng., BBA Inc.
•	David Runnels, Eng., BBA Inc.
•	Patrice Live, Eng., BBA Inc.
•	Sheila Daniel, M. Sc., P. Geo, AMEC
•	David G. Ritchie, P. Eng., AMEC
•	Adam Coulson, PhD., P. Eng., AMEC
•	Glen Cole, P. Geo., SRK Consulting (Canada) Inc.
•	Dorota El-Rassi, P. Eng., SRK Consulting (Canada) Inc.
•	Colm Keogh, P. Eng., AMC Consultants, Ltd.
•	Mo Molavi, P. Eng., AMC Consultants, Ltd.

Mineral Resources

Non-GAAP Measures

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products and included leading North American gold producers that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

(2) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 from the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” per ounce as the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces sold to arrive at a per ounce figure. New Gold believes this non-GAAP measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the Rainy River project’s expected operating performance, ability to generate free cash flow and its overall value. This data is furnished to provide additional information and is a non-GAAP measure. All-in sustaining costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com